                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of March, 2002
                         Commission File Number 0-30860

                                AXCAN PHARMA INC.
                                ----------------
                           (Exact Name of Registrant)

         597, BOUL, LAURIER, MONT-SAINT-HILAIRE (QUEBEC), CANADA J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                                                 X
                  ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No
                                               X
                  ---------                 ---------

This Form 6-K consists of:

A press release issued by Axcan Pharma Inc. on March 21, 2002 entitled "Axcan Prices Share Offering."

A press release issued by Axcan Pharma Inc. on March 21, 2002 entitled "Axcan Files Final Prospectus For Its Offering Of 5 Million Common Shares."

A press release issued by Axcan Pharma Inc. on March 25, 2002 entitled "Axcan Announces That The Underwriters Exercised The Over-Allotment Option."


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             AXCAN PHARMA INC.

Date:  March 25, 2002        By:     /s/ JEAN VEZINA
                                     ---------------
                             Name:   Jean Vezina
                             Title:  Vice President, Finance and Chief Financial
                                     Officer

[AXCAN PHARMA LOGO]                                  AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel.: (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax: (450) 464-9979

                                                     www.axcan.com


SOURCE:                                                        AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                             March 21, 2002
News Release for immediate distribution


                           AXCAN PRICES SHARE OFFERING


MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan") announced today that it has signed an underwriting agreement, in relation to its offering of 5,000,000 common shares of Axcan at a price of $US11.50 per share for gross proceeds of $US57,500,000. The underwriters are J.P. Morgan Securities Inc., Thomas Weisel Partners LLC, UBS Warburg LLC, National Bank Financial Inc. and SunTrust Capital Markets, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Axcan is a leading specialty pharmaceutical company in the field of gastroenterology with activities in both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.


TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      -30-

INFORMATION:    DAVID W. MIMS
                Executive Vice President and Chief Operating Officer
                Tel: (205) 991-8085

or              ISABELLE ADJAHI
                Director, Investor Relations
                Tel: (450) 467-5138

                Web:     http://www.axcan.com

[AXCAN PHARMA LOGO]                                  AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel.: (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax: (450) 464-9979

                                                     www.axcan.com


SOURCE:                                                        AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                             March 21, 2002
News Release for immediate distribution


    AXCAN FILES FINAL PROSPECTUS FOR ITS OFFERING OF 5 MILLION COMMON SHARES

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan") announced today that it has filed a final prospectus with the United States Securities and Exchange Commission and with similar regulatory authorities in each of the Provinces of Canada, in relation to its offering in the United States and Canada, of 5,000,0000 common shares at a price of US$11.50 per share for gross proceeds of US$57,500,000. The offering is scheduled to close on March 26, 2002, and the underwriters are J.P. Morgan Securities Inc., Thomas Weisel Partners LLC, UBS Warburg LLC, National Bank Financial Inc. and SunTrust Capital Markets, Inc.

Proceeds received from this offering will be used by Axcan to pay the balance of the purchase price of the recently announced Enteris acquisition in France, with the remaining to be used for general corporate purposes, including the development of new products and future acquisitions of products and companies.


Copies of the U.S. prospectus may be obtained from J.P. Morgan Securities Inc., 277, Park Avenue, New York, NY 10260 Attention: Prospectus Department, and copies of the Canadian prospectus may be obtained from National Bank Financial, 130, King St. West, Toronto, Ontario M5X 1J9, Attention: Prospectus Department.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Axcan is a leading specialty pharmaceutical company in the field of gastroenterology with activities in both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      -30-

INFORMATION:   DAVID W. MIMS
               Executive Vice President and Chief Operating Officer
               Tel: (205) 991-8085

or             ISABELLE ADJAHI
               Director, Investor Relations
               Tel: (450) 467-5138

               Web:     http://www.axcan.com

[AXCAN PHARMA LOGO]                                  AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel.: (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax: (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                             March 25, 2002
News Release for immediate distribution

                      AXCAN ANNOUNCES THAT THE UNDERWRITERS
                       EXERCISED THE OVER-ALLOTMENT OPTION

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan") announced today that the underwriters of its recent public offering of common stock exercised their over-allotment option and purchased from Axcan an additional 750,000 shares. After giving effect to the over-allotment shares, a total of 5,750,000 shares of common stock were offered and sold in the offering.

This transaction brings the total gross proceeds of the offering to US$66.1 million. Axcan intends to use the net proceeds of the offering to pay the balance of the purchase price of the recently announced Enteris acquisition in France, with the remaining to be used for general corporate purposes, including the development of new products and future acquisitions of products and companies.

J.P. Morgan Securities Inc., Thomas Weisel Partners LLC, UBS Warburg LLC, National Bank Financial Inc. and SunTrust Capital Markets, Inc. served as the managers of the offering.

Copies of the final U.S. prospectus may be obtained from J.P. Morgan Securities Inc., 277, Park Avenue, New York, NY 10260 Attention: Prospectus Department, and copies of the final Canadian prospectus may be obtained from National Bank Financial, 1155, Metcalfe, Montreal, Quebec H3B 4S9, Attention: Prospectus Department.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Axcan is a leading specialty pharmaceutical company in the field of gastroenterology with activities in both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      -30-

INFORMATION:               DAVID W. MIMS
                           Executive Vice President and Chief Operating Officer
                           Tel: (205) 991-8085

or                         ISABELLE ADJAHI
                           Director, Investor Relations
                           Tel: (450) 467-5138

                           Web:     http://www.axcan.com